Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Five Below, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333‑182817 and No.333-185196) on Form S-8 and registration statement (No. 333-191210) on Form S-3 of Five Below, Inc. of our reports dated March 23, 2017, with respect to the consolidated balance sheets of Five Below, Inc. and subsidiary as of January 28, 2017 and January 30, 2016, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended January 28, 2017 and the effectiveness of internal control over financial reporting as of January 28, 2017, which reports appear in the January 28, 2017 annual report on Form 10‑K of Five Below, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 23, 2017